July 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Strawberry Fields REIT, Inc.
Request to Withdraw Draft Registration Statement on Form S-11
Filed July 15, 2019
File No. 377-02730

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Strawberry Fields REIT, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the draft Registration Statement on Form S-11 (File No. 377-02730), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has elected to withdraw the Registration Statement because the Registrant has learned that its auditor is subject to certain legal proceedings arising from its audits of entities that are not related to the Registrant and any of the Registrant’s principals or affiliates. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Please do not hesitate to contact the undersigned or Alfred Smith, Esq. of Shutts& Bowen LLP, counsel to the Registrant, at (305) 772-5693 with any questions with regard to this matter.

Very truly yours,

/s/ Nahman Eingal

Nahman Eingal

Chief Financial Officer